Filed by Level One Bancorp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Level One Bancorp, Inc.
Commission File No.: 001-38458
Date: November 4, 2021
Level One Team,

This morning during the All Team Meeting, I shared that Level One Bank is merging with First Merchants Bank. The transaction is expected to be completed in the first half of 2022, with systems integration to follow in Q3 of 2022. Attached is the press release that was distributed this morning, along with team member FAQs. Also attached is a Welcome Packet from First Merchants that contains a welcome letter from the CEO, client talking points, and additional information about our partnership.

Given Level One Bank’s strong performance and recognition as one of the fastest growing companies in our region, I know this news comes as a shock to many of you. I can assure you that this decision was not taken lightly.
When we opened our doors in 2007, our vision was to build a better way to bank for local families and businesses. Over the years, we have fulfilled that vision, becoming one of the largest and most successful community banks in the region. Each of you have contributed to our growth and success over the years, and together we have built an organization that we can all feel proud of.

When we became a publicly traded company in 2018, we took on responsibility of maximizing returns to shareholders and keeping their best interests in mind. Our share price has not grown as aggressively as we anticipated and has been relatively flat since going public. Even though we are a strong performing bank, valuation of smaller community banks our size has shifted in recent years.

Because we have built such a strong organization together, we have been very attractive to larger banks looking to expand in Michigan. While this was a very difficult decision to make, First Merchants Bank ultimately emerged as a bank that could provide an attractive price for our shareholders and a strong fit culturally for our team members and clients. As you’ll see in the attached Welcome Packet, First Merchants has a welcoming, inviting, and approachable style of building relationships with team members and members of the community. We feel this merger will enable all of us to prosper effectively together.

First Merchants Bank shares many of the same core values and beliefs that we hold dear at Level One – a focus on the customer, local decision making, and a commitment to the community to name a few. First Merchants Bank wants to invest in and expand in the Michigan market, offering ample opportunities for our team members. In combining our two organizations, we believe we are doing what’s best for all stakeholders involved – team members, clients and shareholders.

We will be communicating regularly over the coming months as we move through this transition. As you take time to process this news, please know that myself and the executive team are here to talk and answer any questions you may have.

Tomorrow, the First Merchants leadership team will be on-site at our corporate office to introduce themselves and answer questions. Each department will have a scheduled meeting with the First Merchants team. You will soon receive an Outlook invitation - these meetings will be available by Teams, but we encourage you to join in person if you are able.

Sincerely,
Pat

Additional Information

First Merchants Corporation (“First Merchants”) intends to file a Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement of Level One Bancorp, Inc. (“Level One”) and a prospectus of First Merchants, and each party will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the Level One shareholders seeking any required shareholder approvals. Before making any voting or investment decision, investors and security holders of Level One are urged to carefully read the entire Registration Statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents, because they will contain important information about the proposed transaction. The documents filed by Level One and First Merchants with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. You may also obtain these documents, free of charge, by accessing First Merchants’ website (http://www.firstmerchants.com) under the tab “Investors,” then under the heading “Financial Information” and finally under the link “SEC Filings,” or by accessing Level One’s website (http://www.levelonebank.com) under the link “Investor Relations.” Alternatively, these documents, when available, can be obtained free of charge from First Merchants upon written request to First Merchants Corporation, 200 East Jackson Street, Muncie, IN 47305, Attention: Corporate Secretary, or by calling (765) 747-1500, or from Level One, upon written request to Level One Bancorp, Inc., 32991 Hamilton Court, Farmington Hills, MI 48334, Attention: Investor Relations, or by calling (888) 880-5663.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise.

Participants in the Solicitation

Level One, First Merchants, their respective directors and executive officers, and certain other persons may be deemed to be participants in the solicitation of proxies from holders of Level One common stock in connection with the merger. Information about Level One’s directors and executive officers is set forth in the definitive proxy statement for Level One’s 2021 annual meeting of shareholders, as filed with the SEC on March 26, 2021, and Level One’s Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on March 12, 2021, as well as other documents filed with the SEC. Information about First Merchants’ directors and executive officers is set forth in the definitive proxy statement for First Merchants’ 2021 annual meeting of shareholders, as filed with the SEC on April 1, 2021, and First Merchants’ Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on March 1, 2021, as well as other documents filed with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.

Patrick J. Fehring

Chief Executive Officer
Level One Bank
32991 Hamilton Court
Farmington Hills, MI
Direct: 248-737-6902
Fax: 248-536-5058
pfehring@levelonebank.com